EXHIBIT 99.1

FRO - Frontline Update on a Possible Business Combination with DHT Holdings, Inc.
GlobeNewswire—February 9, 2017
Frontline Ltd. (the "Company" or "Frontline") (NYSE: FRO) acknowledges that the Board of Directors of DHT Holdings Inc. ("DHT") (NYSE: DHT) has publicly rejected the Company's proposal to effectuate a business combination between the Company and DHT.
Robert Hvide Macleod, Frontline's Chief Executive Officer, said, "We believe that our offer to DHT shareholders is highly compelling since it provides a meaningful upfront premium, while also giving all shareholders the opportunity to realize the full benefit of the significant synergies and attractive upside that a combined company would create."
The proposed offer made by Frontline, which represented a 19% premium to the share price of DHT as of closing of January 27th, 2017 and 31% premium to the 60 day volume weighted average price, was stated to be "wholly inadequate" by the Board of Directors of DHT, and not in the best interests of DHT's shareholders. Rather than engaging in discussions with Frontline with the aim of achieving the highest possible offer to create maximum shareholder value, the Board of Directors of DHT adopted a one-year shareholder rights plan and has since continued to refuse to enter into any discussions.
DHT also stated that the proposed offer represented an opportunistic attempt to acquire DHT at a low point in the cycle, which Frontline finds irrelevant given the all-share offer.
We believe the combination of Frontline and DHT would be better positioned to participate in a market recovery than either company would on a stand-alone basis. The combined company would be expected to create the largest public tanker company by fleet size, market capitalization and trading liquidity. DHT shareholders would be expected to benefit from a substantially lower G&A cost per vessel and capitalize on synergy values. Finally, a superior access to debt and equity capital markets would be expected to enhance free cash flow generation further, maximizing value for both sets of shareholders.
As previously reported, Frontline, together with its affiliates, holds 15,356,009 shares of DHT, representing approximately 16.4% of DHT's outstanding common stock based upon 93,433,804 common shares outstanding.
February 9, 2017
The Board of Directors
Frontline Ltd.
Hamilton, Bermuda
Questions should be directed to:
Robert Hvide Macleod: Chief Executive Officer, Frontline Management AS
+47 23 11 40 00 / +47 93 20 21 22 / robert.macleod@frontmgt.no
Inger M. Klemp: Chief Financial Officer, Frontline Management AS
+47 23 11 40 00 / +47 95 75 67 27 / inger.klemp@frontmgt.no

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication relates to a possible business combination transaction with DHT proposed by Frontline, which may become the subject of a registration statement filed with the Securities and Exchange Commission (the "SEC"). There can be no assurance that any additional plan for a possible business combination with DHT or other transaction will be developed or as to the terms or the timing of any such plan or transaction.  Any transaction would be subject to, among other things, satisfactory due diligence review and negotiation and execution of mutually satisfactory definitive transaction documentation. This material is not a substitute for the prospectus and/or proxy statement Frontline would file with the SEC regarding the proposed transaction if such a negotiated transaction with DHT is reached or for any other document which Frontline may file with the SEC or send to DHT or Frontline stockholders in connection with the proposed transaction. Investors and security holders of Frontline and DHT are urged to read any such documents filed with the SEC carefully in their entirety if and when they become available because they will contain important information about the proposed transaction. Such documents would be available free of charge through the web site maintained by the SEC at www.sec.gov.
Forward-Looking Statements
Matters discussed in this communication may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. Words such as "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements. The forward-looking statements in this communication are based upon various assumptions.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication. In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include failure to consummate the proposed business transaction, fluctuations in the value of Frontline common shares issued in connection with the proposed acquisition, the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our  vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists, and other important factors described from time to time in the reports filed by Frontline with the Securities and Exchange Commission.
This information is subject to the disclosure requirements of section 5-12 of the Norwegian Securities Trading Act.